

AVI | *Partners*

June 24, 2016

Board of Directors
YuMe, Inc.
1204 Middlefield Road
Redwood City, California 94063

Dear YuMe Board of Directors:

AVI Partners, LLC, together with its affiliates (collectively, "AVI"), currently owns 3,613,262 shares of YuMe, Inc. (the "Company"), representing approximately 10.4% of the outstanding common stock of the Company. As you know, AVI is the Company's second largest shareholder and has been a shareholder since October 2014.

On June 16, 2016, AVI sent a private letter to the Board of Directors of the Company (the "Board") to share our views on:

1. Splitting the roles of Chairman and Chief Executive Officer;
2. Inviting members of the Board to resign; and
3. Outlining next steps if certain actions are not taken by the Board.

For the last eighteen months, AVI has attempted to work constructively with management and the Board with the hope that working "behind the scenes" would be less distracting to the Company. Despite our efforts, we are greatly disappointed that members of the Board remain uncommitted to enacting the changes demanded by shareholders.

On June 16, 2016, a telephone conversation transpired between Daniel Springer, the Company's Lead Independent Director; Adriel Lares, Chairman of the Company's Nominating and Governance Committee; and Darren C. Wallis, Managing Partner of AVI. During the call, Mr. Springer stated that he did not believe the results of the recent proxy contest created any new mandate from the shareholders. We find it incomprehensible that the Lead Independent Director could harbor such a view when approximately 80% of shareholder votes cast were in support of CHANGE. Equally perplexing is that while defending his position, Mr. Springer further stated that he strongly believed that the 80% of votes received for the dissident slate of shareholder representatives was "actually quite low." We find that statement remarkably uninformed and an alarming indication of Mr. Springer's failure to acknowledge and consider the views of shareholders. As such, we believe he is clearly not qualified to remain a member of the Board. <u>We demand that he resign from the Board immediately</u>.

As members of the Board, each of you has a fiduciary duty to the shareholders. The shareholders have made their views clear. While a reconstituted Board is a step in the right direction, additional changes are necessary in order to drive value for the benefit of all shareholders, which the Board must accept. As

*555 E. Lancaster Avenue * Suite 520 * Radnor, PA 19087 * (610) 816-6660*

such, we demand that the Board immediately convene a meeting to evaluate and implement the following actions that we believe are necessary to improve performance and corporate governance at the Company, including, but not limited to:

1. Requesting and accepting Mr. Springer's immediate resignation;
2. Separating the role of Chairman and Chief Executive Officer;
3. Requiring unanimous Board approval for any corporate acquisition;
4. Returning excess capital through a major tender offer or special dividend;
5. Completing an operational analysis to eliminate unnecessary expenses;
6. Examining ROIC metrics for ALL prior and current capital investments; and
7. Eliminating ALL capital investments that fail to meet a reasonable ROIC.

We look forward to your immediate progress on these matters and to our continued discussion on behalf of all shareholders. A copy of our June 16, 2016 private letter to the Board is attached hereto as Exhibit A.

Best Regards,

 

James A. Dunn, Jr.   Darren C. Wallis
Managing Partner   Managing Partner

Exhibit A

(See Attached)



June 16, 2016

Board of Directors
YuMe, Inc.
1204 Middlefield Road
Redwood City, California 94063

cc: Tony Carvalho, Chief Financial Officer

Dear YuMe Board of Directors:

AVI Partners, LLC, together with its affiliates (collectively, "AVI"), currently owns 3,613,262 shares of YuMe, Inc. (the "Company"), representing approximately 10.4% of the outstanding common stock of the Company and making us your second largest shareholder. As you know, AVI has been an investor in the Company since October 2014. Given the results of the Company's 2016 Annual Meeting of Stockholders held on May 27, 2016 ("2016 Annual Meeting"), it is clear that shareholders are frustrated with the status quo and have demanded change. The purpose of this letter is to share our views on:

i.   Splitting the roles of Chief Executive Officer and Chairman;
ii.   Inviting members of the Board of Directors of the Company (the "Board") to resign; and
iii. Outlining next steps if certain actions are not taken by the Board.

The Roles of Chief Executive Officer and Chairman Must Be Separated

It is painfully obvious to us, as it should be to the rest of the Board, that shareholders have lost confidence in the leadership of the Board and the direction of the Company. Change has now been mandated and that is exactly what we expect to happen to prevent any further destruction of shareholder value. Change must commence with accountability and proper corporate governance. It is our view that the combination of the roles of Chief Executive Officer and Chairman continues to weaken the corporate governance of an already unstable Company and further erodes shareholder confidence. A non-executive Chairman is necessary in order to increase independence on the Board and ensure effective oversight of management.

As such, we demand that the Board immediately separate the roles of Chief Executive Officer and Chairman. At a minimum, this new Chairman needs to be approved by the new directors elected by shareholders at the 2016 Annual Meeting. Given the clear frustration of shareholders in electing the director-candidates proposed by VIEX Capital Advisors ("VIEX"), we would hope that you would seek and consider our and other larger shareholders' input in determining the most suitable candidate for the Chairman position. The absence of accountability and lackadaisical corporate governance must not continue.

As members of the Board, each of you has a fiduciary duty to the shareholders. Shareholders have spoken and we expect that you will listen to their demands for change.

*555 E. Lancaster Avenue * Suite 520 * Radnor, PA 19087 * (610) 816-6660*



AVI | *Partners*

We Invite Members of the Board to Resign

We refer you to the charts below, which display the results of the election of directors at the 2016 Annual Meeting:

Nominees of the Board

	FOR	WITHHOLD	BROKER NON-VOTES
Craig Forman	5,356,443	248,974	116,345
Derek Harrar	5,354,524	250,893	116,345

Nominees of VIEX

	FOR	WITHHOLD	BROKER NON-VOTES
Eric Singer	22,329,562	5,514	116,345
Elias Nader	21,503,311	831,765	116,345

It is inconceivable to us that the Board, exercising its fiduciary duty to shareholders, would spend over $1,000,000 of our cash on a proxy contest that resulted in such a terrible defeat. Eighty percent of shareholders voted for change! We are utterly astonished as to what would drive such irrational behavior. In our letter to the Board dated March 14, 2016, we stated that "*engaging in a proxy contest would be an unnecessary waste of corporate resources and a clear rejection of the request of your second largest shareholder*." Your actions were a blatant disregard of our request and concerns. Surely at some point during this process, the Board must have recognized that the fight was over. We find it hard to believe that the Company's financial advisor or its proxy solicitor did not convey to the Chairman of the Nominating and Governance Committee or to the Lead Independent Director that the Company was going to lose the election contest by a landslide. If this is the case and the Board chose to ignore the anticipated outcome and continue the costly proxy contest, then we urge these directors to resign.

This behavior can only be characterized by an overwhelming amount of hubris, a complete laissez-faire attitude toward spending our cash, or incompetence. Any one of the three is very disturbing, but we suspect there exists a combination of these factors amongst the mindset of the current Board.

It is clear that shareholders have dictated a new mandate for the Company and that the Board must listen. This mandate includes acting with a sense of urgency to address the Company's undisciplined cost structure, its poor operational performance and poor stockholder returns. Your shareholders demand that you act now.

One can further point to the fact that the Board is not taking this new shareholder mandate seriously given its failure to update the Company's website, which still contains the names of former directors Craig Forman and Derek Harrar and not newly appointed directors Eric Singer and Elias Nader. The time to commence engaging with the new directors is now – not next week, not after a Fourth of July BBQ, not in August during the Company's next scheduled board meeting – but now.

*555 E. Lancaster Avenue * Suite 520 * Radnor, PA 19087 * (610) 816-6660*





AVI | Partners

If certain members of the Board feel differently and refuse to accept this shareholder mandate, we would accept their resignation from the Board with alacrity. As the second largest shareholder, we would be more than willing to assist in the search for new Board members who would take their duties and responsibilities more seriously.

Next Steps

We hope that no further action beyond this letter will be needed but are prepared to take whatever actions we deem necessary – including going public with our thoughts – to ensure that the best interests of YuMe shareholders are being served and protected. We remind you that shareholders approved an advisory proposal to declassify the Board at the 2016 Annual Meeting and that the Board committed to proposing an amendment to the Company's Certificate of Incorporation (the "Charter") at next year's annual meeting to declassify the Board. Given the results of the election contest and shareholders' approval of the declassification proposal at the 2016 Annual Meeting, we urge the Board to listen to the will of its shareholders and immediately take all necessary action to submit an amendment to the Charter to declassify the Board for shareholder approval. Should the current Board take any action to marginalize shareholders by failing to maximize value, we are prepared to nominate a highly qualified slate of directors for election at the Company's 2017 annual meeting of shareholders. We hope this will not be necessary and remain open to discussing the contents of this letter at your earliest convenience.

Best Regards,

James A. Dunn, Jr.
Managing Partner

Darren C. Wallis
Managing Partner

*555 E. Lancaster Avenue * Suite 520 * Radnor, PA 19087 * (610) 816-6660*